EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2017 (Cdn$ millions)	Total	Due in less than 1 Year	Due in 1 – 3 Years	Due in 4 – 5 Years	Due after 5 Years
Long-term debt	1,500	—	500	400	600
Interest on long-term debt	405	69	110	82	144
Provision for reclamation	1,052	37	88	99	828
Provision for waste disposal	8	2	2	4	—
Other liabilities	75	—	—	—	75
Capital commitments	23	23	—	—	—
Unconditional product purchase commitments1 2	762	434	206	120	2

Total contractual cash obligations	3,825	565	906	705	1,649

[1]	Denominated in US dollars, converted to Canadian dollars as of December 31, 2017 rate of Cdn $1.25.
[2]	Does not include purchases by Cameco Corporation of its share of JV Inkai LLP production. Cameco Corporation holds a 40% ownership interest in JV Inkai LLP.

Commercial Commitments

As at December 31, 2017 (Cdn$ millions)	Total Amounts Committed
Standby letters of credit[1]	1,473

Total commercial commitments	1,473

[1]	The standby letters of credit maturing in 2017 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of our operating sites which are expected to remain outstanding well into the future and our obligations under the CRA dispute which are expected to remain outstanding until the dispute is resolved.